UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

QSound Labs, Inc.
(Name of Issuer)

common shares and warrants
(Title of Class of Securities)

74728C307
(CUSIP Number)

John C. Prelaz 38 Hearthstone Drive Asheville, NC 28803 (828) 684-2678
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.

1.

Names of reporting person:  John C. Prelaz
I.R.S. Identification Nos. of above persons (entities only):

2.

Check the appropriate box if a member of a group:

(a)

☐

(b)

☒

3.

SEC use only:

4.

Source of funds:  PF

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)  ☐

6.

Citizenship or place of organization:  United States of America

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:  87,032

8.

Shared voting power:  912,968

9.

Sole dispositive power:  87,032

10.

Shared dispositive power:  912,968

11.

Aggregate amount beneficially owned by each reporting person:  1,000,000

12.

Check if the aggregate amount in Row (11) excludes certain shares  ☐

13.

Percent of class represented by amount in Row (11):  8.77%

14.

Type of reporting person:  IN

CUSIP No.

1.

Names of reporting person:  Deborah A. Prelaz
I.R.S. Identification Nos. of above persons (entities only):

2.

Check the appropriate box if a member of a group:

(a)

☐

(b)

☒

3.

SEC use only:

4.

Source of funds:  PF

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)  ☐

6.

Citizenship or place of organization:  United States of America

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:  87,032

8.

Shared voting power:  912,968

9.

Sole dispositive power:  87,032

10.

Shared dispositive power:  912,968

11.

Aggregate amount beneficially owned by each reporting person:  1,000,000

12.

Check if the aggregate amount in Row (11) excludes certain shares  ☐

13.

Percent of class represented by amount in Row (11):  8.77%

14.

Type of reporting person:  IN

Item 1.

Security and Issuer:  This statement relates to the common shares (“Shares”) of QSound Labs, Inc. (“Issuer”).  The principal executive offices of the Issuer are located at 400 – 3115 12th Street NE, Calgary, AB, Canada,  T2E 7J2.

Item 2.

Identity and Background:

(a)

This statement is filed by John C. Prelaz and Deborah A. Prelaz (“Reporting Persons”).

(b) and (c)

John C. Prelaz is president of Results Marketing and Visual Communications, Inc., a sales management consulting company.  The principal business address and residence address are the same, 38 Hearthstone Drive, Asheville, NC  28803.

Deborah A. Prelaz is an employee of Results Marketing and Visual Communications, Inc., a sales management consulting company.  The principal business address and residence address are the same, 38 Hearthstone Drive, Asheville, NC  28803.

 (d)

Neither Reporting Person has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

Each Reporting Person is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration: The Reporting Persons used personal funds to purchase: a) 550,000 Shares through a broker; and b) 225,000 Shares by way of private placement.

Item 4.

Purpose of Transaction:  The purpose of the Reporting Persons’ acquisition of all of the Shares was for investment purposes. The Reporting Persons may from time to time seek to increase, reduce or dispose of his investment in the Issuer in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Shares, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting Issuer and the Reporting Persons, other investment opportunities available to Reporting Persons and other considerations. Except as set forth above, neither Reporting Person has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.

Interest in Securities of the Issuer:

(a)

 The Reporting Persons beneficially own or have the right to acquire 1,000,000 Shares, 225,000 of which may be acquired upon the exercise of warrants.

(b)

The Reporting Persons share power to vote and dispose of 1,000,000 Shares.

(c)

On July 30, 2008 the Reporting Persons acquired 225,000 Shares at the purchase price of $1.00 per share, and warrants to purchase up to 225,000 Shares at the exercise price of $1.50 per Share, pursuant to a private placement of Shares and warrants to purchase Shares by the Issuer.

(d)

Not applicable

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 30, 2008 the Reporting Persons acquired 225,000 Shares at the purchase price of $1.00 per share, and warrants to purchase up to 225,000 Shares at the exercise price of $1.50 per Share, pursuant to a private placement of Shares and warrants to purchase Shares by the Issuer.

Item 7.

Material to be Filed as Exhibits

a)  Joint Filing Agreement of reporting Parties pursuant to Rule 13d – 1(k).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 8, 2008

      /s/ John C. Prelaz

Signature

     John C. Prelaz

Name/Title

      /s/ Deborah A. Prelaz

Signature

      Deborah A. Prelaz

Name/Title

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of QSound Labs, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date:  August 8, 2008

    /s/  John C. Prelaz

    /s/ Deborah A. Prelaz